[FIRST MERCHANTS CORPORATION LETTERHEAD]

October 14, 2015

VIA EDGAR AND EMAIL (livingstonj@sec.gov)

Filing Desk

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Jessica Livingston     Mail Stop - 04561

Re:	SEC No. 333-206591
Acceleration Request
Form S-4 Registration Statement

Ladies and Gentlemen:

This letter will serve as our formal request, pursuant to Section 8(a) of the Securities Act of 1933, to accelerate the effectiveness of the above referenced Registration Statement on Form S-4 to 10:00 a.m., Eastern Standard Time, on October 19, 2015, or as soon thereafter as practicable.

First Merchants Corporation acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, does not relieve First Merchants Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	First Merchants Corporation may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FIRST MERCHANTS CORPORATION

By: /s/ Mark K. Hardwick

Mark K. Hardwick

Executive Vice President and Chief Financial Officer